AMENDED AND RESTATED
MINING CONVENTION

AMONG

THE DEMOCRATIC REPUBLIC OF CONGO

and

LA GENERALE DES CARRIERES ET DES MINES

and

LUNDIN HOLDINGS LTD.

and

TENKE FUNGURUME MINING S.A.R.L.

DATED: 28 September 2005

CONFIDENTIAL

i

ii

Appendix A: The Property
Appendix B: Tax and Customs Provisions
Appendix C: Securities Provisions
Appendix D: Agreement with the Banque Centrale du Congo
Appendix E: Designation Letter to ICSID

iii

AMENDED AND RESTATED MINING CONVENTION

AMONG

THE DEMOCRATIC REPUBLIC OF CONGO
represented by the Minister of Mines, the Minister of Planning, the Minister of Finance, and the Portfolio Minister, hereinafter referred to as “the State”

OF THE FIRST PART

– and –

LA GENERALE DES CARRIERES ET DES MINES
a public company incorporated under the laws of the Democratic Republic of Congo, having its registered office at 419, avenue Kamanyola, B.P. 450, Lubumbashi, Democratic Republic of Congo, hereinafter referred to as “Gécamines”

OF THE SECOND PART

– and –

LUNDIN HOLDINGS LTD.
a company incorporated under the laws of Bermuda, having its registered office at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, hereinafter referred to as “Lundin Holdings”

OF THE THIRD PART

– and –

TENKE FUNGURUME MINING S.A.R.L.
a company incorporated under the laws of the Democratic Republic of Congo, having its registered office at Enceinte du Golf Club Lubumbashi, Democratic Republic of Congo, registered with the Nouveau Registre du Commerce of Lubumbashi under nº 7325, hereinafter referred to as “T.F.M.”

OF THE FOURTH PART

IT IS CONSIDERED AS FOLLOWS

A.	T.F.M. has been formed by Gécamines and the Class B Shareholders pursuant to the Agreement for the Formation of T. F. M. entered into 30 November 1996 between Gécamines and Lundin Holdings.

B.

The State, Gécamines and Lundin Holdings entered into a Mining Convention dated November 30, 1996 (the “Original Convention”) for the purposes of developing the deposits of copper, cobalt and all other minerals under Mining Concession n° 198 and Mining Concession n° 199 granted at Tenke and Fungurume, in Katanga Province. To this end, pursuant to the Agreement referred to in the preceding paragraph, Gécamines and Lundin agreed to create a joint subsidiary, T.F.M., and Gécamines agreed to transfer the said concessions to T.F.M.

C.

As from the date of entry into force of the amendments referred to below, Phelps Dodge Corporation, a New York, U.S.A. company, will finalize the acquisition, by itself and/or through designated Affiliates, of a participating interest in the Project by, among other things, becoming the majority shareholder of Lundin Holdings, the State is fully in favor of, and has consented to, such participation by Phelps Dodge Corporation and/or its designated Affiliates and have agreed to such participation. Lundin Holdings and Gécamines have amended and restated the Formation Agreement so as to include a Phelps Dodge Corporation subsidiary as a partner as indicated above and as a result, the Parties agree to amend and restate the Original Convention.

D.

Currently, the Parties intend by this Agreement to amend and restate the Original Convention so as to permit T.F.M. to benefit from the advantages of the Mining Code, to revise production targets and to integrate into this Agreement the relevant modifications of the rights and obligations of the Shareholders, to confirm the formation of T.F.M., to add T.F.M. as a Party to this Agreement, to set forth a new capital structure within T.F.M with the entry into force of the Amended and Restated Shareholders Agreement as well as to modify certain obligations of the parties in connection with the purpose of the Original Convention.

E.

The intention of the parties is that the present Agreement serve as an amendment and restatement of the Original Convention modified in conformity with article 50 of the Original Convention and, upon signing, shall take effect as from the date of the Presidential Decree approving this Agreement.

F.	The State continues to believe that:

—

the Project to be carried out by T.F.M. falls perfectly within the State’s policy of promoting the economic development of the country’s mineral resources, the training of the national workforce, the transfer of technology and the raising of the population’s standard of living;

	—	the Project will ensure the development of economic activity and of employment of Congolese and will obtain for the State significant financial resources;

—	the carrying out of the Project necessitates significant investment, estimated at several hundred million US dollars, and requires that a substantial amount of foreign finance be obtained;

—

the outside financing of the Project by means of loans, bearing in mind the risks involved in the Project, will only be obtained if the Project generates a sufficient profit margin during its operational period to ensure the service of its debt in a timely fashion;

—	for the Project to be fully successful, the stability of the legal, fiscal and economic conditions in which T.F.M. will operate is required for a long period; and

—

for all these reasons, it is essential that T.F.M. benefit from a specific incentive system which will ensure profitable operations in accordance with generally acceptable criteria in Mining operations of this type, and thus be able to fulfill all its obligations, and the incentive system provided herein is designed to achieve that objective in a manner which benefits the State and is consistent with the objectives of the Mining Code.

NOW THEREFORE IT IS AGREED AS FOLLOWS:

TITLE I – DEFINITIONS

Article I: Definitions

1.1	Definitions

In this Agreement, including its annexes, the following capitalized terms will have the respective meanings ascribed thereto:

(a)

“Advances” means any and all monies advanced or to be advanced to T.F.M., or to third Persons on behalf of T.F.M., (i) by Lundin Holdings or its Affiliates and (ii) unless specified in this Agreement or in the T.F.M. Amended and Restated Shareholders Agreement as being the individual responsibility or at the sole expense of such Person, by any other Class B Shareholder; including, without limitation, to fund Expenditures, but excluding any loans directly contracted by T.F.M. with third parties.

(b)	“Affected Party” is defined in Article 23.

(c)	“Affiliate” means, with respect to a Shareholder:

(i)

subsidiary: a company in which the Shareholder holds directly or indirectly more than half of the voting rights, excluding the shares without voting rights and the shares which will confer voting rights in the future, or the power to appoint at least half of the directors of the company;

(ii)

parent company: a company which holds, in the Shareholder, directly or indirectly, more than half of the voting rights as said above, or the power to appoint at least half of the directors of the Shareholder; and

(iii)

sister company: a subsidiary of the parent company of the Shareholder, other than the Shareholder, in which the parent company holds, directly or indirectly, more than half of the voting rights as said above, or the power to appoint at least half of the directors of the sister company.

(d)	“Agreement” means this Amended and Restated Mining Convention and all Appendices hereto, as amended from time to time.

(e)	“Agreement for the Formation of T.F.M.” means the agreement concluded between Gécamines and Lundin Holdings dated November 30, 1996, including all schedules thereto.

(f)

“Agreement with the Banque Centrale du Congo” means the agreement concluded on December 11, 1996 between the Banque Centrale du Congo and T.F.M., which forms an implementation measure of this Agreement, a copy of which is annexed hereto as Appendix D.

(g)	“Board of Directors” means the board of directors of T.F.M. as duly constituted from time to time.

(h)

“Buildings and Fixtures” means all the buildings and fixtures, considered as unmovable by nature or by intended purpose, which are on the Property and which relate to the Operations, including all buildings and fixtures considered as unmovable by nature or by intended purpose, which formerly belonged to S.M.T.F.

(i)	“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Democratic Republic of Congo or in the United States of America.

(j)	“By-Laws” means the by-laws of T.F.M. amended and restated.

(k)	“Claims” means any and all debts, claims, actions, lawsuits, causes of action, demands, duties and obligations of whatsoever nature and howsoever incurred.

(l)	“Class A Shareholders” means Shareholders of T.F.M. who at any time own Class A Shares.

(m)	“Class B Shareholders” means Shareholders of T.F.M. who at any time own Class B Shares.

(n)

“Date of Commencement of Commercial Production” means the date upon which the Mining facility comprising the Revised Project constructed during Phase 3 of the Project, as defined in article 5 of the Amended and Restated Mining Convention, first achieves 90% of the designed rate of production of Products, for a period of 3 consecutive months. Such date to be notified to the Shareholders by the Managing Director, but no later than 180 days after the date of the first shipment of Product, it being understood that all monthly production will be shipped.

(o)

“Development” means all preparation for the extraction of minerals and recovery of Products, including the construction or installation of a mill, metallurgical processing plant, or any other improvements to be used for the Operations and the preparation of financing plans.

(p)

“Encumbrances” means any and all mortgages, pledges, liens, charges, security interests, adverse claims, rights of representation or conveyance, demands, defects in registration, rights to possess or occupy, claims or future claims of rights to possess or occupy, rights impeding access or use and encumbrances of whatsoever nature and howsoever incurred.

(q)

“Exploration” means any activity pursuant to which the holder of a mineral or quarry exploration right attempts, based on indications of the existence of a mineral deposit, and by means of surface or underground works, in particular using geological, geophysical and geochemical techniques, including various methods such as remote sensing, to identify the existence of a mineral deposit, to demarcate it, and to evaluate the quality and the quantity of the reserves as well as the technical and commercial possibilities of exploiting them.

(r)

“Facilities” means all mines and plants including without limitation all pits, open-cast mines, haulage ways and all buildings, plants and other structures, fixtures and improvements and all other property, whether fixed or moveable, as the same may exist at any time in or on the Property or outside the Property, if for the exclusive benefit of the Property.

(s)

“Feasibility Study” means the study to demonstrate the feasibility of the Revised Project, as described in Article 5, in such form as is normally required by substantial, internationally recognized financial institutions for the purpose of deciding to loan funds for the Development of mineral deposits; this report will include at least the following information:

	(i)	A description of that part of the Property which will be placed into Production.

	(ii)	The reserves based on proven and probable material classification that meet internationally acceptable reporting standards.

	(iii)	A capital cost estimate prepared generally in accordance with international standards for mining project feasibility studies.

	(iv)	The results of ore processing tests and of the profitability studies relating to the Operations.

	(v)	The quality and specifications of the products to be produced, as well as all intermediary or other products for which a market can be found.

	(vi)	An accurate representation of the Facilities proposed to be built, including the general arrangement and supporting process flow sheets.

(vii)

The total costs, including a capital cost budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed Facilities including a schedule of timing of such requirements.

	(viii)	All necessary environmental impact studies and the costs thereof.

	(ix)	The estimated Date of Commencement of Commercial Production.

(x)

Such other data and information as is reasonably necessary to substantiate the existence of deposits of sufficient size and grade to justify Development of a mine taking into account all relevant business, tax and other economic considerations including those with respect to funding of costs and repatriation of capital and profits.

	(xi)	Working capital requirements for the initial 4 months of operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances.

(xii)

Chapters with respect to geology and geological surveys, geotechnic, hydrogeology, evaluation of the capacities in drinking water and in industrial water, metallurgical processing schemes and descriptions of the installations, electrical supply and distribution and sitting of the project infrastructure, labor and staff, impact on social environment (development of schools, roads, hospitals, entertainment and cultural centers and so forth), import and export routes and Marketing procedures.

	(xiii)	Projected cash flows and an economic forecast for the life of the mine.

(t)	“Fiscal Year” means the calendar year.

(u)	“Force Majeure” is defined in Article 23.

(v)	“Gécamines” has the meaning set forth in the heading and preamble to this Agreement.

(w)	“ICSID Convention” is defined in Article 25.

(x)	“Revised Project” is defined in Article 5. It is understood that Revised Project as defined in this Agreement reflects a revision from the “Revised Project” as defined in the Original Convention.

(y)	“International Financial Reporting Standards” means those accounting principles generally accepted in the international Mining industry.

(z)	“Lundin Holdings” has the meaning set forth in the heading and preamble to this Agreement.

(aa)	[intentionally left blank]

(bb)	“Class B Shareholders” means Lundin Holdings, Tembo Ltd., Faru Ltd., Mboko Ltd., Chui Ltd. and Mofia Ltd., all of which are parties to the T.F.M. Shareholders Agreement.

(cc)	“Managing Director” means the individual appointed by the Board of Directors to perform the day-to-day management of T.F.M. and any replacement from time to time.

(dd)	“Marketing” means the commercial marketing and sale of the Products.

(ee)	“Mining” means mining, extracting, producing, treating, handling, milling, smelting, refining and other processing of Products and rehabilitation of mine sites.

(ff)	“Mining Code” means Law No. 007/2002 of July 11, 2002 Relating to the Mining Code.

(gg)

“Operations” means Exploration, Development, Mining, Transportation and Marketing, and all other activities necessary or desirable for the successful accomplishment of the objectives of this Agreement.

(hh)	“Original Convention” is defined in Recital A.

(ii)	“Party” means each of the State, Gécamines, T.F.M. and Lundin Holdings, and “Parties” means all or any combination of them, as the context may require.

(jj)

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision of any government.

(kk)	“Products” means the end products derived from Mining.

(ll)

“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished during a given period, prepared by the Managing Director after consultation with the Shareholders and approved by the Board of Directors.

(mm)	“Project” means all Operations undertaken on the Property, and all activities in connection therewith, pursuant to and in accordance with this Agreement.

(nn)

“Property” means the Mining Concession n° 198 called Tenke (renumbered n° 123 by the Cadastre Minier Certificat d’Exploitation n° CAMI/CE/940/2004 dated 3 November 2004, and the Mining Concession n° 199 called Fungurume (renumbered n° 159 by the Cadastre Minier Certificat d’Exploitation n° CAMI/CE/941/2004 dated 3 November 2004), both located in the Katanga Province, Democratic Republic of Congo, described in Appendix A of this Agreement, including all stock of already extracted ore, Buildings and Fixtures.

(oo)	“Regulations” means Decree No. 038/2003, dated 26 March 2003, being the regulations issued pursuant to, and for purposes of implementing, the Mining Code.

(pp)

“Rights and Titles on the Property” means all certificates, licenses, registrations, permits, consents and qualifications required by the State or any governmental or administrative authority in the Democratic Republic of Congo to hold the Property and to conduct the Operations.

(qq)	“Shareholders” means the Class A Shareholders and the Class B Shareholders and, in singular, any one of them, and their respective successors and permitted assigns with respect to the Shares.

(rr)	“Shares” means the shares representing the share capital of T.F.M. and divided into Class A Shares and Class B Shares.

(ss)	“State” has the meaning set forth in the heading and preamble to this Agreement.

(tt)	“T.F.M.” has the meaning set forth in the heading and preamble to this Agreement.

(uu)

“T.F.M. Amended and Restated Shareholders Agreement” means the agreement of even date herewith in which the parties thereto redefine their mutual rights, interests, duties and obligations with respect to the Shares of T.F.M., and with respect to certain other matters concerning the ownership and operation of T.F.M.

(vv)

“Transfer Bonus” means an amount of US$250,000,000 reduced to US$100,000,000, comprised of (i) US$50,000,000 already paid by Lundin Holdings to Gécamines, and (ii) the additional US$50,000,000 to be paid by Lundin Holdings to Gécamines, as provided in Article 4, all as consideration for the transfer of the Property to T.F.M.

(ww)	“Transportation” means transportation or shipment of Products in connection with Marketing activities.

1.2	Gender and Plural

In this Agreement, all references to the masculine gender include the feminine gender and vice-versa and all references to the singular include the plural and vice-versa.

1.3	Periods of Time

When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period will be excluded and the last day of such period will be included. If the last day is not a Business Day, the period in question will end on the next following Business Day.

1.4	General Interpretation. In this Agreement, unless otherwise expressly stated:

(a)	This Agreement

The words “hereinabove”, “herein” and “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision.

(b)	Headings

The headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define and limit the scope, extent or intent of this Agreement or any provision hereof.

(c)	Law

Any reference to a law includes the executory measures made pursuant thereto, all amendments made to such law or executory measures and any law or executory measure that may be passed which has the effect of supplementing or superseding such law or executory measure.

(d)	International Financial Reporting Standards

Any financial determination required to be made hereunder will be performed in accordance with International Financial Reporting Standards.

TITLE II – OBJECT

Article 2: Object

The object of this Agreement is:

(a)

to grant to T.F.M. the benefits of this Agreement without prejudice to the rights previously granted and enjoyed by T.F.M. pursuant to the terms of the Original Convention until the entry into force of this Agreement pursuant to Article 40;

(b)	revise production targets and to integrate into this Agreement the relevant modifications of the rights and obligations of the Shareholders and of T.F.M;

(c)	to integrate modifications into the Development of the Project to be carried out by T.F.M.; and

(d)	to define the legal, economic, financial, fiscal and social conditions for the realization of the Project.

TITLE III – MINING RIGHTS

Article 3: The Property

3.1	Representations and Warranties of the State

The State hereby represents and warrants to T.F.M., to Lundin Holdings and to Gécamines that the statements contained in this Article 3.1 were correct and complete as of the date of the Original Convention and have continued, without interruption, to be correct and complete from that date through and as of the date of this Agreement, moreover; the State represents and warrants to the Class A Shareholders, Class B Shareholders, and T.F.M. as follows:

(a)	Rightholder

Subject only as specified in Article 3.3, prior to the transfer of the Property to T.F.M.: (i) Gécamines was the sole holder of all and any rights, titles and interest in and to the Property; (ii) Gécamines had the right to transfer its interest in the Property to T.F.M., free and clear of any and all Encumbrances; (iii) Gécamines held any and all authorizations necessary to proceed with Operations on the Property including without limitation all surface rights with respect to the Property and access, under conditions to be agreed upon with the providers of the services in question, to all infrastructures (water, electricity, rail, roads, airport and so forth) necessary for Operations; and (iv) there were no matters that affect the rights, titles and interest of Gécamines in the Property, or that could materially impair the ability of T.F.M. to carry on Operations.

The State shall continue to ensure that T.F.M. shall have completely free and unencumbered title and quiet enjoyment of the Property. In the event any third party claims or proves any right, title or interest in or to the Property, claimed to have existed prior to entry into force of this Agreement, the State undertakes, at its cost, to immediately do all such acts and things necessary to completely clear the Property of such third party right, title or interest, or claim thereto, and shall at all times indemnify T.F.M. and the other Shareholders and hold them harmless from any Claims, damages, costs or liabilities in connection therewith.

(b)	Third Party

Prior to the transfer of the Property to T.F.M., no Person other than Gécamines had any right or title to the Property and no Person is entitled to any royalty or other payment whatsoever in the nature of rent or royalty on any minerals, metals or concentrates or any other Products whatsoever deriving from the Property other than as provided in this Agreement.

(c)	Validity of Rights and Titles over the Property

Except as specified in Article 3.3, until the entry into force of the Formation Agreement, all of the rights and titles relating to the Property have been validly recorded in accordance with the laws of the Democratic Republic of Congo. The prospecting work, processes and other operations carried on or conducted by or on behalf of Gécamines in respect of the Property have been carried on or conducted in a sound and workmanlike manner and in compliance with sound geological and geophysical Exploration and Mining, engineering and metallurgical practices. All such work and Operations are in compliance with all laws, statutes, decrees, ordinances, permits, rules, regulations, judgments and orders or decisions rendered by any, ministry, department or administrative entity, judiciary or any other judicial body having competent jurisdiction or any regulatory agency. In respect of the matters specified in Article 3.3, and to the extent it may be determined at any time in the future to be otherwise necessary, the State shall take any remedial measures and otherwise assist T.F.M. in taking required action, or in obtaining any waivers, to ensure compliance with such requirements.

(d)	Work Orders

There are no outstanding work orders or actions required or reasonably anticipated to be required to be taken in respect of the rehabilitation or restoration of the Property or relating to environmental matters in respect of the Property or any Operations thereon.

(e)	Taxes

All taxes, contributions, duties, fees and assessments imposed, levied or charged upon or against the Property, as at the date of entry into force of this Agreement, are paid in full and the Property is in good standing in accordance with the laws of the Democratic Republic of Congo.

(f)	Actions

Except as specified in Section 3.3, there are no outstanding or threatened actions or suits which, if successful, would or could affect the Property, the Agreement with the Banque Centrale du Congo, the T.F.M. Amended and Restated Shareholders Agreement, the Agreement for the Formation of T.F.M., or this Agreement.

(g)	[intentionally left blank]

(h)	Rights and Titles held by T.F.M.

As of the date of the transfer of the Property, T.F.M. has received the quiet enjoyment of the Property and will hold all Rights and Titles on the Property. The State acknowledges that T.F.M. has fulfilled all requirements with respect to validation and conformation of all existing Rights and Titles on the Property, and all Rights and Titles on the Property are, and are warranted by the State to be, valid and existing and in good standing and do not contain, and are warranted by the State not to contain, any unusual burdensome provision, condition or limitation. To the extent it may be determined at any time in the future that T.F.M. has not obtained validation and conformation of all existing Rights and Titles on the Property, the State shall take any remedial measures and otherwise assist T.F.M. in obtaining any waivers to ensure compliance with such requirements and uninterrupted continuation of T.F.M.’s entitlement to all Rights and Titles on the Property.

As long as the Property is exploitable and this Agreement remains in force, and except in case of withdrawal or forfeiture pursuant to Article 48 of this Agreement, the State undertakes to renew as of right, upon filing of the documents required by law, all Rights and Titles on the Property, so that the Operations can be normally conducted until their end.

(i)	Material Information

The State has made available to T.F.M. and to the Class B Shareholders all material information in its possession or control relating to the Property.

(j)	Law and Judgments

The signature, delivery and performance of this Agreement does not, and will not in the future, violate any legal rule whatsoever, nor any judicial or similar decisions whatsoever.

(k)	Infrastructure

To the extent that this lies within its control or influence, the State will use its best efforts to enable T.F.M. to avail itself of all existing infrastructure (water, electricity, rail, roads, airport and so forth) at the most favorable terms and conditions of service possible, which will have to be negotiated with the providers of such services.

(l)	Authorization for the Agreement for the Formation of T.F.M.

The Portfolio Minister had the authority to authorize, in the name of the State, the signature by Gécamines of the Agreement for the Formation of T.F.M., and T.F.M. has been duly constituted in accordance therewith.

(m)	Validity of the Agreement with the Banque Centrale du Congo

The “Agreement Between the Banque du Zaire and Tenke Fungurume Mining”, dated December 11, 1996, a copy of the French and English versions of which are attached hereto as Appendix D, constitutes the Agreement with the Banque Centrale du Congo for purposes of this Agreement and constitutes implementation of Title VIII hereof, and is valid, binding and in full force and effect and defines the financial and exchange system applicable to T.F.M. and the Project.

3.2	Survival of Representations and Warranties

The correctness of each representation and warranty made by a Party in this Agreement and any undertaking to comply with such representations and warranties constitute for the other Parties an essential condition to the signature of this Agreement. Each of such representations and warranties may be waived in whole or in part only by the Party in favor of which they are made and all such representations and warranties will survive the signature, delivery and performance of this Agreement, as well as any assignment and termination hereof. The Party in breach of any of these representations or warranties will indemnify and hold harmless the other parties from and against all Claims arising out of or in connection with such breach.

3.3	Trabeka Dispute

The company Travers Béton au Katanga S.P.R.L., abbreviated “TRABEKA” has secured judgments against Gécamines and T.F.M. with respect to certain claimed interests in the Buildings and Fixtures. The State shall take all appropriate steps to ensure that Gécamines will satisfy such judgments or otherwise resolve such Claims (for example by appealing to the Supreme Court in the interest of the law as requested by the Minister of Justice of the Republic of the Democratic Republic of Congo to the Attorney General of the Republic, on 25 April 2002), without cost to T.F.M., and shall indemnify T.F.M. and the non-Gécamines Shareholders and hold them harmless from any Claims, damages, costs or liabilities of any nature in connection with such judgment and Claims.

Article 4: Transfer of the Property

The State confirms that it has duly authorized Gécamines to transfer the Property to T.F.M. and that Gécamines has validly transferred the Property to T.F.M.

In consideration for this transfer, Lundin Holdings undertakes to pay the Transfer Bonus to Gécamines, as follows:

(a)	Gécamines acknowledges that US$50,000,000 of the Transfer Bonus was duly paid by Lundin Holdings and received by Gécamines in May, 1997;

(b)	The remainder of the Transfer Bonus, US$50,000,000, shall be paid by Lundin Holdings to Gécamines, as follows: [1]

(i)

US$[15],000,000, upon the later to occur of (x) the entry into force pursuant to Article 40 of this Agreement and (y) the effective date of the By-Laws (including approval by Presidential Ordinance or Decree where appropriate). The payment will be made pursuant to Section 4(c) below, and the foregoing dates will be deemed to be the date of a receipt signed by T.F.M. of a certified and conformed copy from the chief of cabinet of H.E. the President of the Republic of the Presidential Decrees; a copy will be notified by T.F.M to Gécamines in pursuant to Article 39;

(ii)

US$[5],000,000, upon the later to occur of (x) T.F.M. having all Rights and Title on the Property, free from any Encumbrances, and has full and free enjoyment of the Property (such that all adverse claims to the Property have been finally resolved, that all land titles are registered to the extent required to meet the requirements of this Agreement and the Amended and Restated Mining Convention, and that all mining rights required under applicable law have been duly issued, validated, conformed or renewed where applicable, so as to enable T.F.M. to undertake the Project) and (y) approval of the final Feasibility Study by the Board of Directors. The payment will be made pursuant to Section 4(c) below, and the foregoing dates will be deemed to be the date upon which T.F.M. notifies Gécamines and Lundin Holdings of the satisfaction of such events pursuant to the terms and conditions of Article 39;

1 If the signed Amended and Restated Mining Convention, the T.F.M. Amended and Restated Shareholders Agreement and the amended ByLaws of T.F.M. do not enter into force by the end of September 2005 (including approval by Presidential Ordinance or Decree where appropriate), the two payments of sub paragraphs (i) and (ii) will amount to US$10 million each instead of, respectively, US$15 and US$5 million.

(iii)

US$10,000,000, within 5 Business Days following Lundin Holdings’ receipt of notice from the Managing Director of the occurrence of the Date of Commencement of Commercial Production consistent with the terms set forth in Section 4(c) below;

	(iv)	US$10,000,000, on the first anniversary of the Date of Commencement of Commercial Production consistent with the terms set forth in Section 4(c) below; and

	(v)	US$10,000,000, on the second anniversary of the Date of Commencement of Commercial Production consistent with the terms set forth in Section 4(c) below;

(c)

Subsequent to the payment dates referred to above, before each payment, Lundin will in writing request from Gécamines that it provide in writing to Lundin, a demand for payment including the bank and account to which the payment must be made. Lundin Holdings shall have 5 Business Days to make the requested payment.

TITLE IV – THE PROJECT

Article 5: Definition of the Project

It is the intent of the Parties that T.F.M. develop the Project as agreed with the State and Gécamines. Initially, the Project will be designed to produce at least 40,000 tonnes of copper with associated cobalt per year (the “Revised Project”). The activities required to develop the Revised Project and subsequent Development of the Property shall be conducted in phases as summarized below:

Phase 1 — Finalization of Primary Documentation

Phase 1 involves finalization, approval and signature by all of the Parties, and authorization by ministerial arrête or letter and presidential decrees, of this Agreement and the T.F.M. Amended and Restated Shareholders Agreement, and adoption of the revised By-Laws of T.F.M. implementing the T.F.M. Amended and Restated Shareholders Agreement.

Phase 2 — Final Feasibility Study

The Feasibility Study based on the Revised Project will be prepared to normal industry standards, based on current costs and infrastructure conditions. Phase 2 will also include the putting in place of the re-establishment of SNEL power, SNCC rail, international sulfur supply and other transport contracts that were substantially in place between T.F.M. and third parties prior to 1999. Basic design level engineering will be conducted and detailed logistic planning for the Revised Project plant will be performed such that immediately upon Board of Directors approval, the construction phase of the Revised Project will commence. Phase 2 is expected to take approximately 13 months following completion of Phase 1.

Phase 3 — Revised Project Plant Construction

Upon the decision of the Class B Shareholders to commence construction of the Revised Project, site preparation and construction of the Revised Project plant will commence and is expected to take approximately 26 months. Copper production could come on stream in less than 22 months, with cobalt production to follow shortly thereafter. Such decision of the Board of Directors shall be notified to the State and Gécamines in accordance with Article 39.

Phase 4 — Expansion Study

Within 90 days following the Date of Commencement of Commercial Production, a feasibility study will be started for an expansion of the Revised Project mine and processing facilities. Subject to feasibility determinations, the actual size of this first expansion will be based on exploration results, expansion project economics, the strength of copper and cobalt metal markets, country conditions and financing factors.

Phase 5 — First Major Expansion

Timing, design and construction of the first major expansion to the Revised Project facilities will be based on the expansion feasibility study produced in Phase 4.

Phase 6 — Subsequent Expansions

It is the intent of the Parties to develop the Property to its fullest extent subject to normal feasibility determinations, and in a similar manner that shareholders of Lundin Holdings have developed other major operations around the world. Decisions on all expansions will be made taking into account the total resource potential, specific expansion economics, metals market fundamentals, and financing considerations. Any subsequent plant expansion will also take cobalt market supply and demand into consideration in addition to copper production strategies. The Parties mutually recognize the desire to reach a production level of 130,000 tonnes per year of copper with associated cobalt, subject to feasibility study considerations, at the end of the fifth year following the Date of Commencement of Commercial Production. Similarly, the Parties mutually recognize the desire to reach a production level of 400,000 tonnes per year of copper with associated cobalt in the eleventh year following the Date of Commencement of Commercial Production.

TITLE V – OWNERSHIP OF T.F.M.

Article 6: Ownership of Shares; T.F.M. Amended and Restated Shareholders Agreement

(a)

Each of Lundin Holdings and Gécamines confirm that T.F.M. has been created in accordance with the Agreement for the Formation of T.F.M., with share capital of T.F.M. divided into 100 Shares as follows:

Forty-five (45) Class A Shares, all held by Gécamines; and

Fifty-five (55) Class B Shares,

held as follows:	Lundin Holdings — 50 Class B Shares
Five individual shareholders each holding one (1) Class B Share

(b)

T.F.M. shall effect a restructuring of its share capital which will be represented by 200 Shares and a change of class of the Shares where appropriate, and the Class B Shareholders and Gécamines shall assign and transfer such of their Shares, in such manner as shall result in the following Shareholders and respective holdings of the Shares:

Lundin Holdings —	80%, or 160 Class B Shares; Five individual shareholders each holding 0.5%, or 1 Class B Share; and

Gécamines —	17.5% non-dilutable, or 35 Class A Shares; and

all provisions of the Agreement for the Formation of T.F.M. and the By-Laws of T.F.M. regarding restrictions on the transfer of Shares, to the extent otherwise applicable, shall be waived for purposes of the transfers required to achieve the foregoing shareholdings.

(c)	The Class B Shareholders and Gécamines have signed the Amended and Restated Shareholders Agreement and T.F.M. acknowledge same.

Article 7: Repeal of Law No. 77-027

It is acknowledged that Law No. 77-027 of 17 November 1977 has been repealed by article 343 of the Mining Code and, accordingly, shall not apply to T.F.M.

TITLE VI – TAX, CUSTOMS AND PARAFISCAL REGIMES

Article 8: Tax and Customs Provisions

The tax and customs regime applicable to the Project shall be only as set forth in the provisions of Title IX of the Mining Code as existing on the date of this Agreement, and as from the entry into force of this Agreement (except as applies to the transitional measures for the 2005 fiscal year set forth in Appendix B of this Agreement). Such provisions are appended hereto as Appendix B and incorporated as an integral part of this Agreement, and shall be applied and construed as provided in Article 51 hereof.

Article 9: Special Customs Clearing Procedures

The State undertakes, and all relevant competent authorities thereto shall be bound, to grant to T.F.M. all possible facilities and dispensations to permit the maximum shortening of the time taken to forward its imports from the place of purchase to the site of exploitation, and more particularly:

-	the possibility to request and obtain global import licenses;

-

the authority permitting the immediate delivery of equipment and goods in case of emergency, without guarantee in rem, subject to the necessary documentation being regulated within the prescribed time limits;

-	the customs clearance of the materials and goods upon arrival at the customs warehouses installed on the exploitation sites; and

-	all necessary aviation licenses and authorizations to transport goods, equipment and personnel directly to and from the Tenke Fungurume airport.

Article 10: Controls

(a)

The State, after having previously informed T.F.M. in writing, will have access, for review and control, to the accounting books and ledgers and financial statements of T.F.M. For a given Fiscal Year, these reviews and controls must take place within a period of three years following the end of such Fiscal Year.

(b)

The State will notify T.F.M. in writing, within 60 days following the completion of these reviews and controls, of its comments for any possible differences or mistakes discovered during these reviews and controls. Within 60 days following such notification, T.F.M. shall submit satisfactory explanations and/or effect the appropriate correcting entries.

(c)

A failure by the State to have effected the reviews and controls provided by paragraph (a) above, or to have made the notification provided by paragraph (b) above, within the set periods of time, shall mean that it does not intend to exercise such right of review and control and/or that it does not have any objection, dispute or claim relating to the considered Fiscal Year.

Article 11: Annual Audit

(a)	T.F.M. will arrange for an annual external audit of its Fiscal Year accounts in a form consistent with International Financial Reporting Standards.

(b)

Within three months after the approval of the annual external audit report by the Board of Directors, T.F.M. will send to the competent State authorities and to its Shareholders, such audit reports with its possible comments and remarks.

TITLE VII – MARKETING AND EXPORT

Article 12: Marketing and Export

(a)

T.F.M. will be entitled to freely export all of its production. By this Agreement, T.F.M. receives all authorizations and derogations to market itself, directly and without restriction, all of its production on the international markets of its choice, upon terms and conditions generally in force in such markets, provided the formalities required by law are complied with.

(b)

In order to enable T.F.M. to benefit in the best possible way from advantages of shortened payment periods generally in force in such markets, the State undertakes to grant to T.F.M. all facilities and derogations useful in matters of export licenses, of domiciliation of exports and of transportation of such exports, in order to permit the maximum speeding up of the forwarding of finished products to their destination. The practical conditions will have to take into account the provisions of Title VIII hereafter and be approved by the Banque Centrale du Congo; provided, however, that the set price and conditions may not be less advantageous than those in force on international markets.

TITLE VIII – FINANCIAL AND EXCHANGE SYSTEM

Article 13: Agreement of the Banque Centrale du Congo

(a)	The provisions relating to the financial and exchange system have been agreed upon in the Agreement with the Banque Centrale du Congo.

(b)	For the duration of this Agreement, the State guarantees to T.F.M., its Shareholders and contractors, provided the formalities required by law are complied with,

(i)	the free conversion and the free transfer of funds for the payment of any debt in foreign currency, both principal and interest, to non-Congolese suppliers and creditors;

(ii)

the free conversion and the free transfer of net profits to distribute to non- Congolese shareholders and of all sums allocated to the reimbursement of loans obtained from non-Congolese institutions, from Shareholders of T.F.M. or from Affiliates, subject to the payment of all taxes and levies owed to the State by virtue of this Agreement;

(iii)	the free conversion and the free transfer of profits and funds from the liquidation of assets, after payment of all taxes and levies owed to the State by virtue of this Agreement;

(iv)	the free conversion and the free transfer of profits, dividends and capital from the Project, payable to non-Congolese Persons;

(v)

the free conversion and the free transfer, exempted from all taxes, retentions, fees, duties or other levies not provided by this Agreement, of the capital and interest necessary for the reimbursement of any debt of the Project;

(vi)	the free conversion and the free transfer in the Democratic Republic of Congo of funds from abroad for the investments required in the framework of the Project; and

(vii)

the complete convertibility of any sum necessary to the Project, either from Congolese currency into US dollars, or into any other convertible currency accepted by T.F.M., or vice-versa, at the exchange rate reserved for Mining or commercial companies in the Democratic Republic of Congo.

(c)	T.F.M. will however be bound to:

(i)

during the realization of the Feasibility Study and during the construction period, (A) keep in the Democratic Republic of Congo the funds necessary to meet local currency financial obligations and (B) make all payments required in accordance with this Agreement; and

(ii)

during the exploitation period, repatriate and keep in the Democratic Republic of Congo the funds necessary to meet local currency financial obligations, including working capital, and to make the payment of all sums owed to the State.

(d)

The State guarantees the free conversion and the free transfer outside the Democratic Republic of Congo of the savings of the expatriate staff of T.F.M., of its Shareholders and sub-contractors, realized on their salaries or resulting from the liquidation of investments in the Democratic Republic of Congo or from the sale of moving belongings, pursuant to the applicable regulation. The State authorizes the expatriate staff residing in the Democratic Republic of Congo to open accounts in foreign exchange in the Democratic Republic of Congo or abroad.

(e)	The State will only be entitled to call on the foreign currency receipts of T.F.M. pursuant to the levies imposed according to the provisions of this Agreement.

Article 14: Sales

Pursuant to the provisions of Articles 12 and 13 (a) above, the production of T.F.M. will be sold in foreign currency and T.F.M. will be entitled to freely dispose of the proceeds of such sales.

Article 15: Accounts Abroad

(a)

T.F.M. is authorized to open, hold and operate one or more foreign accounts abroad in foreign currency with one or more reputable international banks which it has selected and which are approved by the Banque Centrale du Congo.

(b)	The transactions made on these accounts will include

(i)	the payments made by the Shareholders of T.F.M.;

(ii)	the calls made by T.F.M. on the loans granted by its financial backers;

(iii)	the sales proceeds, pursuant to Articles 12 and 14, above; and

(iv)	the proceeds from other transfers and possible commercial or financial dealings.

(c)	From these accounts will be deducted the amounts necessary for

(i)	the payment of supplies and contracts for the construction and investments of the Project;

(ii)	the payment of salaries and remunerations owed in foreign currency;

(iii)	the payment for the purchases of goods, supplies and services necessary for the normal operation of the exploitations;

(iv)	covering the operating costs in the Democratic Republic of Congo;

(v)	the reimbursement of the Advances and other debt of T.F.M.;

(vi)	the payment of management and other fees;

(vii)	the payment of dividends;

(viii)	the establishment of any reserve necessary to cover future costs and risks;

(ix)	the payment of the liquidation bonus in favor of the Shareholders; and

(x)	such other uses as may be determined by the Board of Directors for Project purposes.

TITLE IX – PERSONNEL AND SOCIAL INVESTMENTS

Article 16: Personnel

(a)

T.F.M., its Shareholders and Affiliates and its contractors will give priority, subject to equal qualifications, competence and professional experience, to the employment of Congolese personnel. They may however employ expatriate personnel for positions requiring a high level of qualification or specific professional experience. These expatriates shall be either direct employees of T.F.M. or its contractors, or will be employees seconded from the Shareholders of T.F.M. or their Affiliates.

(b)

Matters such as social security, moving, housing, health and education of children, and family travel, insurance policies for family and staff shall be provided for in employment and/or secondment contracts with the expatriate employees to a level generally applicable to expatriate employment of a similar kind. In particular, the State gives T.F.M. the right to organize, provide or subsidize, for the families of the personnel employed in its installations, education comparable to that in their country of origin. These advantages will not be taken into account in determining the taxable basis for the professional/exceptional contribution on the remuneration of the expatriate staff.

(c)

The State guarantees free entry, free movement and free exit of the expatriate employees of T.F.M., its Shareholders and Affiliates and its contractors as well as of the members of their families and of their belongings, in accordance with the laws and regulations in force. The State hereby guarantees that the competent authority shall issue within 30 days at the latest of each application therefor, all visa, residence and work permits, or any other documentation required therefor.

(d)

As of the date the Board of Directors notifies the State of the decision of T.F.M. to proceed with construction of the Revised Project, as provided in Article 5, the members of the personnel of T.F.M., of its Shareholders and Affiliates and of its contractors shall be authorized to fulfill the immigration and customs formalities at their entry into the Democratic Republic of Congo at the airport of Tenke Fungurume, it being understood that the facilities necessary for that purpose shall be financed by T.F.M.

Article 17: Expatriate Personnel

Considering the importance of the Project the State authorizes T.F.M. to engage at any one time a maximum of 50 expatriates. It shall grant each expatriate employee a work permit having a validity period of not less than 5 years. The Arrêté Départemental (A.D.) n°86/001 of March 31, 1986 concerning the positions exclusively reserved for Congolese Nationals shall not apply to T.F.M.

Article 18: Training and Anticipatory Management

(a)

T.F.M. undertakes to implement a policy of technology transfer, subject to normal confidentiality provisions. This transfer and related training, in respect of extraction and processing of minerals, shall take place either on the Project site or at Mining operations elsewhere.

(b)

In addition to technology transfer at the level of investment, which is in fact only the first stage, there will also be a transfer of operational techniques, especially in the extraction and processing sectors. The transfer of modern management techniques will also be a primary objective for the management and supervisory teams.

(c)

T.F.M. undertakes to supply the personnel with the training necessary to undertake their work competently, and with the opportunity to learn new techniques which will allow them to progress in the future into more complex and demanding posts. This policy has as its objective to encourage the personnel to show initiative and to take on responsibilities in order to fulfill their potential.

(d)

T.F.M. may request that employees of Gécamines participate as seconded employees working full time within T.F.M. on special purpose teams or on formal, technically-focused task forces. Terms and conditions of each secondment shall be agreed by T.F.M. and Gécamines in writing prior to each secondment taking effect.

Article 19: Health, Security and Means of Communication

(a)

The State shall take all necessary steps and do all acts to ensure the health and security of the personnel and their families, of the assets, facilities and goods of T.F.M. and its contractors. By virtue of this Agreement the State hereby authorizes, conforming to the law, T.F.M. and its contractors to take all necessary steps and do everything necessary to protect the health and security of their employees and family members and their assets of the members of T.F.M. and its contractors. To effect this, the State undertakes to deliver the authorizations necessary to import any needed medical equipment or drugs and any security equipment, and to hire security personnel, either Congolese or foreign nationals, and for the possession of firearms by such security personnel.

(b)

The State undertakes to deliver the authorizations necessary, according to the law, to T.F.M. and to its contractors, to freely import and use in the Democratic Republic of Congo any communication means they will need, including, without limitation, satellite telephones.

Article 20: Health and Safety - Precautions

T.F.M. will apply the legal provisions in matters of health and safety and social security. T.F.M. will ensure the good functioning and maintenance of the installations dedicated therefor in the areas which are granted to it.

Article 21: Agriculture and Social Investments

In full satisfaction of any laws applicable to agricultural and social investments associated with the Project, T.F.M. will undertake to create a fund jointly managed by T.F.M. and concerned local authorities to assist the local communities affected by the Project with development of local infrastructure and related services (such as those pertaining to health, education and agriculture). This fund will be financed by payments from T.F.M. at a rate of 0.3% of the net sales revenues (ex-works from the mine) of production.

TITLE X – ENVIRONMENTAL PROTECTION

Article 22: Environmental Protection

(a)

The State warrants that as of the date of the transfer of the property from Gécamines to T.F.M. and, to the best of its knowledge thereafter, no contaminant has been released, spilled, leaked, discharged, disposed of, or pumped on the Property contrary to any applicable environmental law; that no oral or written notification of the release of a contaminant has been filed in connection with the Property which would or could subject T.F.M. to corrective or responsive action or any other liability under any applicable environmental laws; that no part of the Property is located within an environmentally sensitive area or dump regulated areas; that there are no environmental charges, privileges or Encumbrances resulting from substances poured, emitted, emptied, injected, leached, dumped or allowed to escape at, on or under or relating to the Property and no actions have been taken or are in process or pending which could subject the Property to such environmental liens; and that neither of them knows of any facts or circumstances related to environmental matters with respect to the Property that could lead to any environmental obligations or responsibilities.

(b)	The activities of T.F.M. will be carried on in compliance with environmental standards internationally accepted as good Mining practice. In addition, T.F.M. undertakes:

-

to take adequate measures, for the duration of this Agreement, to protect the environment and the public infrastructures used beyond normal industrial use, in compliance with the rules and uses internationally accepted in the Mining industry, as far as these may be applied in the Democratic Republic of Congo, and with the laws in force on the date of the Original Convention;

-	to mitigate, by adequate measures, the damage which could be caused to the environment and to the public infrastructure used beyond normal industrial use;

-	to comply with the legislation in force on the date of the Original Convention concerning dangerous waste, damage to natural resources and protection of the environment;

-

to restore used sites and the excavated plots of land in compliance with the rules and uses internationally accepted in the Mining industry, as far as these may be applied in the Democratic Republic of Congo;

-	to comply with the provisions of the Forest Code, in particular those relating to the reclamation along banks, rivers and slopes; and

-	to set up a system for the purification or treatment of used or residual water from the mines and plants, which are released from the areas foreseen in the works program.

TITLE XI – FORCE MAJEURE

Article 23: Force Majeure

(a)

In case of Force Majeure (as such term is hereinafter defined) the Party materially affected or which could be materially affected by the Force Majeure (the “Affected Party”) shall give to the other Parties prompt written notice describing such event of Force Majeure.

(b)

As from the occurrence of an event of Force Majeure, the obligations of the Affected Party shall be suspended during the whole continuance of such event of Force Majeure and for an additional period, sufficient to permit the Affected Party, acting with all required diligence, to place itself in the same situation as before the occurrence of such event of Force Majeure.

(c)

All time periods and all dates subsequent to the date of occurrence of the event of Force Majeure shall be adjusted to take into account the extension and delay arising out of such event of Force Majeure.

(d)

The Affected Parties shall use all diligence reasonably possible to eliminate such event of Force Majeure as quickly as possible, but such requirement shall not entail the settlement of strikes or other industrial disputes against the judgment of the Affected Party.

(e)

For the purposes of this Article 23, the term Force Majeure (“Force Majeure”) means any sudden or unforeseen or insurmountable event, outside the control of the Affected Party, excluding lack of funds, but including without limitation: strikes, lockouts or other industrial disputes; acts of a public enemy, riots, acts of public violence, pillage, rebellion, revolt, revolution, civil war, coup d’état or any event of a political character which materially affects or could materially affect the success of the Project; fire, storm, flood, explosion, government restriction, failure to obtain any approval required from public authorities including environmental protection agencies.

(f)

In case of Force Majeure, the Parties will consult with each other at least twice yearly as to how to limit the damage caused by the Force Majeure and to pursue the realization of the objectives of the Project.

TITLE XII – CONFIDENTIALITY

Article 24: Confidentiality

All data and information provided to or received by the Parties with respect to this Agreement, the other Parties and/or the Property, will be treated as confidential and will not be disclosed without the prior written consent of the other Parties (which consent will not be unreasonably withheld) to any other Person whatsoever, except to Affiliates, or as required to effect a third party sale, as required to procure financing or as required by law or any regulatory authority whatsoever having jurisdiction. Where disclosure is required by law or a regulatory authority having jurisdiction, a copy of the information required to be disclosed including without limitation any press release, will be provided to the other Parties within as reasonable a time limit as possible before such disclosure. No Party will be liable to the other Parties in respect of any interpretation, opinion, conclusion or other non-contractual information included by the Party in any report or other document provided to the receiving Person whether included by negligence or otherwise.

TITLE XIII – ARBITRATION

Article 25: International Center for the Settlement of Investment Disputes

(a)

The Parties to this Agreement hereby consent to submit to the International Center for Settlement of Investment Disputes (“ICSID”) any dispute arising out of or relating to this Agreement for settlement by arbitration pursuant to the Convention on the Settlement of Investment Disputes between States and Nationals of Other States of 18 March 1965 (the “ICSID Convention”).

(b)	In order to give full force and effect to this ICSID arbitration clause:

(i)	the Parties hereto expressly stipulate that the transaction to which this Agreement relates is an investment within the meaning of article 25, 1 of the ICSID Convention; and

(ii)

Whereas Gécamines is a State company and a party to this Agreement, the State accepted that the jurisdiction of ICSID extends to Gécamines pursuant to article 25, 1 of the ICSID Convention, and duly issued a designation letter in conformity with the ICSID Convention on 19 December 1996. ICSID acknowledged receipt of the designation by its letter of 6 May 1997. Both letters attached hereto at Appendix E; and

(iii)

pursuant to article 25, 2, b) of the ICSID Convention, the Parties hereto agree to consider T.F.M., for the purpose of this arbitration clause, as a National of Another Member State within the meaning of said article, by reason of the control exercised on it by foreign interests; and

(iv)

pursuant to article 25, 3 of the ICSID Convention, the State hereby confirms its approval to Gécamines under the Original Convention to consent to submit disputes to ICSID and continues to give such approval.

(c)

The arbitration tribunal will consist of three arbitrators and the arbitration will be held at Washington D.C. in the English language, with simultaneous translation into French. However, hearings can take place outside of Washington D.C. as determined by the arbitration tribunal in accordance with the ICSID Convention and its regulations.

Article 26: Substitute Arbitration Procedure

All disputes, controversies or Claims arising out of or related to this Agreement, or the breach hereof, for which the ICSID would declare itself not to be competent shall be settled in accordance with the Rules of Arbitration of the International Chamber of Commerce by 3 arbitrators appointed in accordance with such Rules. The arbitration shall be held in Geneva, Switzerland. The arbitration will be held in the French and English languages. The arbitral award shall be in writing and in the French and English languages, and shall be final and binding on the Parties. Judgment on the award rendered may be entered in any court having jurisdiction or application may be made to such court for a judicial acceptance for the award and an order of enforcement, as the case may be.

Article 27: Immunity of Jurisdiction and of Execution

Concerning any dispute referred to in Articles 25 and 26 and any arbitration award or court decision rendered pursuant to Articles 25 and 26, the State hereby expressly waives any right of immunity of jurisdiction and of execution.

Article 28: Disputes with Another Government

In the event that the Project or the Operations are adversely affected by the actions or inaction of any government or governmental authority of any country or subdivision thereof other than the Democratic Republic of Congo, the State will, to the extent it judges appropriate given the circumstances, assist T.F.M. and the Shareholders in negotiations with such other government or governmental authority to attempt to eliminate such adverse effect.

TITLE XIV: MISCELLANEOUS AND GENERAL PROVISIONS

Article 29: Applicable Law

Any question relating to this Agreement will be governed by the laws of the Democratic Republic of Congo and if necessary supplemented by the principles of international commercial law applicable to the case.

Article 30: Stabilized Legislation

(a)

The State guarantees, for the whole duration of this Agreement, to T.F.M., its Shareholders, its consultant(s), its officers, its salaried expatriate agents and its lenders, stability of legislation and regulations which are in force on the date of the Original Convention, and in particular with respect to judicial, land, fiscal and customs, commercial, monetary, social, employment, health and Mining legislation matters, and in matters of residence and work conditions for foreigners.

(b)

No legal or regulatory provision effective after the date of the Original Convention may entail a restriction or reduction of the special advantages of this Agreement or hinder the exercise or the rights resulting thereof.

Article 31: More Favorable Provisions

In the event that a law or regulation adopted in the Democratic Republic of Congo after the date of the Original Convention contains a system or provisions more favorable than any of those provided in this Agreement, then such system or such provisions will be immediately applicable at the option of T.F.M., as of right, in place of the corresponding system or provisions in this Agreement.

Article 32: Compliance with Laws and Regulations

Subject to the provisions of Articles 30, 31 and 51, T.F.M. undertakes to comply with applicable laws and regulations in force in the Democratic Republic of Congo. T.F.M. will make every effort to obtain from the members of its expatriate staff and their families their compliance with regulations on the entrance and residence of foreigners and their fulfillment of their normal obligations with that respect.

Article 33: Conditions of Commercial Activities

(a)

T.F.M. will have the freedom to choose its suppliers, contractors or subcontractors, without any condition or restriction other than those resulting from the provisions of the legislation on commercial companies. However, it will grant preference to Congolese businesses and enterprises, insofar as these offer guarantees of quality, safety and delivery terms equivalent to those offered by foreign companies. Gécamines may seek to participate in the Project by bidding on, and if selected, by providing services to T.F.M. through contract service agreements that are bid out to qualified third parties.

(b)

T.F.M. may, without restriction, import all materials, machines, equipment, spare parts, consumables and goods of any kind, of whatever origin, necessary for the implementation and operation of the Project and may move them freely within the Democratic Republic of Congo, as well as the products of its operations.

Article 34: Access by State Officials

Subject to receipt of reasonable prior notice, T.F.M. undertakes to grant and facilitate to the duly empowered State officials, access to its books and to its industrial, administrative and social installations, to allow the reviews and controls provided by the laws and regulations or by this Agreement, which actions the State shall undertake is such manner as will minimize interference with the Operations. Within the legal set periods of time and pursuant to the legal conditions, T.F.M. will convey to them all necessary documents and will answer all questionnaires and statistic requests provided by the regulations or by this Agreement.

Article 35: Various Formalities and Authorizations

The State undertakes, for the whole duration of this Agreement, to assist T.F.M. in complying with any administrative and regulatory formality, and ensure that T.F.M. obtains, within normal times and conditions, all visas, possible administrative permits and derogations, land rights, immovable rights and various rights necessary for the good performance of the Project, including those requires for the validation, conformation and renewal of all Rights and Titles on the Property.

Article 36: Extension of the Agreement

The benefit of all the rights and advantages resulting from this Agreement is extended, mutatis mutandis, to any individual or entity participating in the realization of the Project, but exclusively to the extent of his/its activities concerning the Project. In return, the undertakings and obligations resulting from this Agreement will be imposed, subject to the same conditions, to such individual or entity. T.F.M. will make every effort to ensure that such individual or entity fulfils such undertakings and satisfies such obligations as it would have done itself.

Article 37: Assignment and Substitution

(a)	T.F.M. may not assign any part or the whole of the rights and obligations resulting from this Agreement without the prior consent of the State, which may not be unreasonably withheld.

However:

-	any Shareholder may assign or transfer its interest in T.F.M. pursuant to the provisions of the By-Laws and the T.F.M. Amended and Restated Shareholders Agreement;

-	any Shareholder may freely assign or transfer its interest in T.F.M. to any Affiliate; and

-

without prejudice to the provisions of this Agreement, any assignment will be notified to the State by the assigning Shareholder and will be made free of any taxes or duties, of whatever kind, direct or indirect, and the proceeds of the assignment may be transferred outside the Democratic Republic of Congo without any levy.

In case of assignment or transfer, the assignee or transferee will have to adhere to this Agreement, and it will benefit from all rights related thereto and will be bound by all undertakings stipulated herein.

(b)

Subject to the approval by the State, any subsidiary of T.F.M. may be subrogated in the rights and obligations deriving from this Agreement in favor of T.F.M. and for which T.F.M. is responsible. Provisions similar to those herein will be stipulated by an additional agreement. For purposes of this provision, a “subsidiary of T.F.M.” means any company under the law of the Democratic Republic of Congo in which T.F.M. holds permanently at least fifty percent (50%) of the share capital, provided its activity is directly or in essence related to the corporate purpose of T.F.M.

Article 38: Modifications

The clauses of this Agreement may be amended or modified only by a written agreement of the Parties. Any additional agreement or modification to this Agreement will enter into force on the day of its approval by Presidential Decree or Ordinance, as applicable.

Article 39: Notices

All notices, requests, demands and other communications hereunder will be in writing and will be deemed to have been validly given, if telegraphed, or mailed by certified or registered mail, postage prepaid or delivered in person at the addresses indicated below or to such other address as the Party to be notified will have furnished to the other Parties in writing. All notices will be given: (i) by personal delivery to the Party, or (ii) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested; or (iii) by registered or certified mail return receipt requested. All notices will be effective and will be deemed delivered: (i) if by personal delivery on the date of delivery if delivered during normal business hours, and, if not, on the next Business Day following delivery; (ii) if by electronic communication on the next Business Day following receipt of the electronic communication, and (iii) if by mail on the next Business Day after actual receipt, provided that in the event of mail strike, all notices will be given by personal delivery or by electronic communication as herein provided.

The concerned addresses are the following:

If to the State to:	Ministère des Mines Building Gécamines 3[e] niveau Kinshasa/Gombe Democratic Republic of Congo Attention: H.E. The Minister of Mines Fax No.: Tel. No.: E-mail:

If to Gécamines to:	La Générale des Carrières et des Mines Boulevard du Souverain 30-32 B-1170 Bruxelles
Attention: Monsieur le Administrateur-Délégué Général Fax No.: Tel. No.: E-mail:

If to Lundin Holdings to:	Lundin Holdings Ltd. Cedar House, 41 Cedar Avenue Hamilton HM12 Bermuda Fax No.: 00 1 441 292 8666 Tel. No.: 00 1 991 295 2244 E-mail:

With a copy to:

Phelps Dodge Corporation 1 North Central Avenue Phoenix, Arizona 85004 United States of America Attention: President, Phelps Dodge Corporation Fax No.: +602.366.7321 Tel. No.: +602.366.8100

and if to T.F.M. to:

Tenke Fungurume Mining SARL
Enceinte du Golf Club
Lubumbashi
Katanga
République Démocratique du Congo
Attention: the Managing Director
Fax : 00 243 23 48414
Phone : 00 243 81 97 31070
E-mail : d.vanhooymissen@tenkefungurume.net

Article 40: Duration and Entering into Force

This Agreement will enter into force after its signature by all interested Parties and upon the date of its approval by Presidential Decree, and will remain in effect for so long as the Property is exploitable.

Article 41: Language of the Agreement and Measure System

(a)

This Agreement is made in the English and in the French languages, both languages being equally valid, it being understood that in the event of a contradiction in meaning with respect to the interpretation of any provision herein, the actual intention of the parties will prevail as determined by the arbitration tribunal or in any other court of competent jurisdiction.

(b)	All reports and other documents established or to be established by virtue of this Agreement must be drafted in the French and in the English languages.

(c)	The measure system applicable is the metric system.

Article 42: Entire Agreement

Without prejudice to Article 51, this Agreement and the T.F.M. Amended and Restated Shareholders Agreement contain the entire understanding of the Parties with respect to the Project.

Article 43: Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns; nothing in this Agreement, express or implied, is intended to confer upon any third party any rights or remedies hereunder.

Article 44: Waiver

Failure by either Party hereto to insist in any one or more instances upon the strict performance of any one of the covenants contained herein will not be construed as a waiver of such covenant. Any waiver by any Party to a provision of this Agreement will be valid only if expressly made in writing.

Article 45: Further Undertakings

Each of the Parties undertakes that at any time, and in particular after the effective date of the T.F.M. Amended and Restated Shareholders Agreement, upon the request of the other Party, it will do, sign, acknowledge and deliver all such further acts, documents and undertakings as may be reasonably required for the better performance of all the terms of this Agreement.

Article 46: Cooperation in Financing

The State is informed that Lundin Holdings or T.F.M. is intending to secure partial financing for the Project from international agencies and banks and Lundin Holdings confirms its ability to do so. The State agree to co-operate fully with Lundin Holdings and T.F.M. in facilitating the obtaining of such financing, including signing any such documents and giving any such assurances as may reasonably be required to conclude such financings; provided, however, this is without financial commitment on the part of the State.

Article 47: Securities

The provisions of Title VI of the Mining Code as existing on the date of this Agreement shall govern the rights and obligations of the Parties with respect to the mortgage or pledge of Project assets as security for financing. Such provisions are appended hereto as Appendix C and incorporated as an integral part of this Agreement, and shall be applied and construed as provided in Article 51.

Article 48: Withdrawal – Forfeiture

(a)

The State cannot withdraw from T.F.M. and from the other beneficiaries of this Agreement the benefit of the provisions of this Agreement and the rights pertaining thereto, and the State cannot terminate this Agreement, as long as T.F.M. and the other beneficiaries of this Agreement have not committed a serious breach of the provisions of this Agreement, or of applicable laws, that materially and adversely affects the Property or the Project, and as long as they are not in a position to use the arbitration procedure described in Articles 25 and 26.

(b)

The State may pronounce the forfeiture of all or part of the rights granted to T.F.M., where the latter, having received a valid notice of remedy, has not, within six months, remedied the non-performance of its obligations resulting from the rights in question, except where there is a dispute between T.F.M. and the State concerning the existence of a violation and/or the possibility of remedying to it, and except where T.F.M. begins the arbitration procedure described in Articles 25 or Article 26 within six months of the notice of remedy, and notifies the Minister of Mines within the same time limit.

(c)

After the pronouncement of the arbitral award, if the terms of the latter require that T.F.M. perform, in whole or in part, the obligations which were at issue in the dispute, no forfeiture of rights can be pronounced against it, as long as it performs the said obligations within ten months of the decision being pronounced, unless the nature of the breach is such that it cannot be cured within a ten month period, in which case such longer period of time as may be required shall be allowed before forfeiture of rights can be pronounced against it, provided that T.F.M. diligently works to remedy the breach.

(d)

In the event of a material breach of any provision of this Agreement by the State (including all covenants, representations and warranties) T.F.M. and/or Lundin Holdings may suspend the performance of their respective obligations pursuant to this Agreement, including the obligation to deliver the Feasibility Study, to make any capital contributions, to make any of the Transfer Bonus payments, to make any other payments and to assist with securing financing, until such breach is remedied. In such case, any time limits agreed upon for the performance of these obligations will be extended by a period equal to that of the breach. Furthermore, if Gécamines or the State will have failed to remedy any such breach within thirty days after receipt of notice of such breach from T.F.M., T.F.M. and/or Lundin Holdings may, pursuant to Article 25 or Article 26, ask for the rescission of this Agreement and/or claim compensation for damages against the Party or Parties at fault, including without limitation return of any portion of the Transfer Bonus paid and immediate repayment of any other payments made by Lundin Holdings and/or T.F.M.

Article 49: Breach of Amended and Restated Shareholder Agreement

In the event Gécamines (x) breaches a material provision of the Amended and Restated Shareholders Agreement or (y) terminates without cause the Amended and Restated Shareholders Agreement, Lundin Holdings shall have the right, but not the obligation, to suspend its performance under this Agreement until such time as Gécamines has cured such breach.

Article 50: Invalid Provision

The unlawfulness or invalidity of any provision of this Agreement or of any representation contained herein on the part of any Party will not affect the validity or enforceability of any other provision hereof or any representation herein contained. Notwithstanding the foregoing, in the event that the unlawfulness or invalidity of a provision of this Agreement materially and adversely alters the rights of a Party as contemplated herein, the Parties shall negotiate in good faith to substitute such lawful and valid provisions as will equitably preserve the intended benefits of this Agreement for all of the Parties; provided, however, that failing agreement on such substituted provision, this Agreement may be voided by the adversely affected Party.

Article 51: Relationship of Agreement to Mining Code

The Mining Code and the Regulations shall not apply to this Agreement or to the Rights and Titles on the Property (except the provisions concerning validation and conformation of same). Incorporation of certain provisions of the Mining Code in this Agreement by setting them forth in Appendix B and Appendix C is for convenience only, and shall not be deemed to be an election of the Parties that the Mining Code apply in its entirety as contemplated by article 340 of the Mining Code. The provisions set forth in Appendix B and Appendix C are contractual provisions agreed among the Parties, are an integral part of this Agreement and shall be construed in harmony with all other provisions hereof. Any provisions of the Mining Code and/or the Regulations that are referenced in the provisions included in Appendix B and Appendix C, but are not otherwise included therein, shall not apply and shall be disregarded for purposes of this Agreement. In the event exclusion of the application of such references creates an ambiguity or otherwise raises an issue regarding the interpretation or application of the provisions of Appendix B or Appendix C, such issue shall be resolved by the Parties in good faith and in such manner as will most fully give effect to the benefits conveyed upon T.F.M. and the Shareholders by this Agreement.

Article 52: Intent of Agreement

This Agreement supplements, amends and restates the Original Convention, and shall enter into force on the date of its approval by Presidential Decree.

Pursuant to articles 340 and 343 (a) of the Mining Code, this Agreement remains governed by Ordonnance-Loi nº 81-013 of 2 April 1981 with respect to the general legislation in force regarding mines and hydrocarbons.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement on the 28 day of September, 2005, in 16 original copies, 8 in English and 8 in French, each Party acknowledging receipt of an English and of a French copy.

THE DEMOCRATIC REPUBLIC OF CONGO

/s/ Signed

The Minister of Mines

/s/ Signed

The Minister of Planning

/s/ Signed

The Minister of Finance

/s/ Signed

The Portfolio Minister

LA GENERALE DES CARRIERES ET DES MINES

/s/ Signed

LUNDIN HOLDINGS LTD.

/s/ Signed

TENKE FUNGURUME MINING S.A.R.L.

/s/ Signed